					EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(dollars in millions, except ratio information)

	Fiscal Years Ended December 31,					Three Months Ended
	2011	2012	2013	2014	2015	March 31, 2016
Income from continuing operations before income tax	$866.1	$944.2	$915.6	$826.7	$732.1	$256.0
Equity in the income of investees	(10.4)	(21.4)	(18.6)	(14.6)	(10.6)	(1.6)
Cash distributions received from equity investees	11.8	21.0	14.4	8.8	10.7	1.9
	867.5	943.8	911.4	820.9	732.2	256.3

Fixed Charges:
Interest on long-term and short-term debt
including amortization of debt expense	87.5	94.5	96.5	109.5	274.9	54.5

Portion of rental expense as can be
demonstrated to be representative
of the interest factor (a)	73.4	75.3	78.6	79.7	95.7	24.7

Total fixed charges	160.9	169.8	175.1	189.2	370.6	79.2

Earnings before income taxes and
fixed charges	$1,028.4	$1,113.6	$1,086.5	$1,010.1	$1,102.8	$335.5

Ratio of earnings to fixed charges	6.39	6.56	6.21	5.34	2.98	4.24

(a) The portion of rental expense as can be demonstrated to be representative of the interest factor for the year ended December 31, 2015 has been revised. The impact of this revision is not material to previously reported amounts.